Exhibit 99.1

Absolute Software Adds Secure Web Gateway Service to its Differentiated Security Service Edge Solution

Extended Secure Access offering, optimized for hybrid and mobile work models, empowers organizations to boost security and productivity for all users

VANCOUVER, British Columbia and SAN JOSE, Calif. — June 14, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced the expansion of its differentiated Security Service Edge (SSE) solution with the launch of the Absolute Secure Web Gateway Service. Optimized for hybrid and mobile work models, this new extended offering builds on existing capabilities available in Absolute Secure Access – including Absolute ZTNA and Absolute Insights™ for Network – and empowers organizations to strengthen security, boost productivity, and ensure compliance with internal IT and security policies.

With the shift to the work-from-anywhere model, web browsing has become a primary access point for the average employee to perform day-to-day responsibilities - from checking email to sharing files to collaborating. It is estimated that 75 percent of enterprise work happens via the browser. This large-scale adoption has also left enterprise security teams scrambling to strengthen their defenses against malicious actors exploiting the browser as a top attack vector. A recent report revealed that more than 90 percent of organizations surveyed have experienced a web or mobile attack.

The Absolute Secure Web Gateway Service, powered by Ericom, provides cloud-delivered security and protections, including multiple anti-virus scans; remote browser isolation; content disarm and reconstruction; and data loss prevention. It inspects web content in a cloud container before delivering it to the user’s web browser, enabling users to access links and download files without disruption – and without exposing their organization to increased risk.

“The work-from-anywhere model is here to stay. Even organizations encouraging employees to spend at least some time inside their respective facilities have accepted this new reality. The related burden falling on security and risk professionals is immense, as they are faced with finding ways to mitigate risk without disrupting normal business operations,” said Fernando Montenegro, Senior Principal Analyst, Cybersecurity, Omdia. “Enterprises that intend to thrive in the modern era and into the future will be forced to adopt solutions that enable them to quickly and easily expand access to networks and the Internet without interfering with their employees’ ability to do their jobs.”

“What sets Absolute Secure Access apart is that it is purpose-built technology designed to meet the complex needs of highly mobile, distributed workforces,” said Richard Hicks, founder and principal consultant at Richard M. Hicks Consulting, Inc. “With this extended offering, Absolute continues to deliver the innovative capabilities needed to ensure remote worker productivity and provide an exceptional experience for both users and IT administrators. The Secure Web Gateway integration is an excellent enhancement to existing reputation services, providing additional layers of security to further protect mobile users from malicious activity.”

“One inadvertent click can open the door for malicious actors to exploit an employee’s device and gain the access needed to move laterally across the corporate network,” said Joe Savarese, EVP of Secure Access Products at Absolute Software. “Designed from the ground up with a focus on remote and mobile users, our comprehensive Secure Access capabilities allow IT teams to adopt a ZTNA security approach while actively improving the experience for both end users and IT.”

The Absolute Secure Web Gateway Service is integrated with the extensive policy capabilities already available in Absolute Secure Access, enabling IT and security practitioners to tailor security levels for individuals and groups based on risk level, workflows, location, network, and other key parameters. Additionally, by feeding data to Absolute Insights for Network, IT and security teams have access to real-time intelligence to quickly assess security posture and identify where to take action to mitigate threats.

Other key business and security benefits of this extended offering include:

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Optimized end user experience: The ability to automatically restore unhealthy network connections and applications, coupled with increased visibility into network health and security posture, actively improves the end user experience – boosting worker productivity and efficiency.

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Stronger security and compliance posture: Organizations can now better meet compliance policies and regulations across their device estate and reduce risk of sensitive data loss or leakage associated with intentional or inadvertent file uploads by users.

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Advanced malware protection: Evaluates webpages, files, software, and application data to find and eliminate malware threats, and blocks malware (including zero-day threats) from reaching endpoints and networks.

The Absolute Secure Web Gateway Service is available to Absolute Secure Access customers as an add-on to the Absolute Edge package in the Spring 2023 release. To learn more about this new extended offering, visit here. To learn more about Absolute Secure Access, the portfolio of solutions leveraging the company’s leading optimized secure tunnel, visit here.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the thirteenth consecutive quarter in the Spring 2023 Grid® Report for Endpoint Management and for the third consecutive quarter in the Grid Report for Zero Trust Networking.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar references and, within this press release, include, but is not limited to, statements with respect to the expectations and outlook relating to the work-from-anywhere model being here to stay.

Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include: organizations continue to permit the work-from-anywhere model.

Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Additional material risks and uncertainties applicable to the forward-looking statements herein include, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute. All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

For more information, contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760